

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 18, 2017

<u>Via E-mail</u>
Michael Welch
Chief Executive Officer
Rocky Mountain High Brands, Inc.
9101 LBJ Freeway, Suite 200
Dallas, TX 75243

> **Re: Rocky Mountain High Brands, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 7, 2017**
> **File No. 333-221273**

Dear Mr. Welch:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 20, 2017 letter.

<u>General</u>

1.   Please update the stock price on the cover page as of the most recent practicable date and revise page 7 and elsewhere to the extent disclosure is tied to the trading price. In this regard, we note the revised disclosure on page 20 of your expectation "to fund operational and investing needs" with the EFA. Please quantify the amounts you expect to be able to raise under current and assumed trading prices.

Our Transactions with GHS, page 6

2.   We note your response to comment 1 and have the following additional comments. First, we note the installment payments on your notes beginning in April 2018. Please disclose whether you have the ability to repay the indebtedness to GHS without recourse to monies to be received under the investment agreement and whether the amount of indebtedness will be reduced or relieved by the issuance of shares under the investment agreement.

3.   Additionally, we note your amended notes with GHS allow for conversion in the event of default. It appears that in the event of default, GHS will be able to convert the notes in full or in part based on the trading price during a 15 day period. Therefore, it appears GHS has further investment decisions to be made with respect to a significant number of common shares, which could be sold to pay for the shares in the equity line. Please advise us why you believe the investor is irrevocably committed to acquire all the shares of common stock under the combined note and equity line financing such that the private offering should be considered completed prior to the filing of the registration statement.

4.   Please disclose the material terms of the amended GHS notes, including a description of the conversion right provision in the event of default, an explanation of the events of default and the installment payments. Please also disclose whether the convertible notes are currently in default.

Selling Stockholder, page 15

5.   We note that your equity financing agreement does not allow for the agreement to be assigned. However, on page 15 you state that the selling stockholder includes "donees, pledgees, transferees or other successors-in-interest" and that you have "prepared this prospectus to allow the selling stockholder or its successors, assignees...." Please revise.

Please contact Jonathan Burr at (202) 551-5833 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Joe Laxague, Esq.
   Laxague Law, Inc.